Exhibit 21.1

SUBSIDIARIES OF PRIMO WATER CORPORATION

Name of Subsidiary	State/Province of Incorporation
Primo Water Operations, Inc.	Delaware
Primo Products, LLC	North Carolina
Primo Direct, LLC	North Carolina
Primo Refill, LLC	North Carolina
Primo Refill Canada Corporation	British Columbia, Canada
GW Services, LLC	California